

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 19, 2008

Stephen Pineau
Principal Financial Officer
Viscount Systems, Inc.
4585 Tillicum Street
Burnaby, British Columbia
Canada V5J5K9

> **Re: Viscount Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-49746**

Dear Mr. Pineau:

        We have reviewed your supplemental response letter dated December 10, 2008 as well as your filing and have the following comments. As noted in our comment letter dated December 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

1.   We note your response to comment 2 that "revenue from the sale of equipment and other deliverables in an arrangement, such as installation and services are recognized when the installation has been completed." It is unclear to us what specific services you provide in addition to installation or what other deliverables are sold, when in the arrangement those are provided or sold and how they are accounted for. Particular to your Enterphone 2000 system service agreements as described on page 33, are there any products or installation sold in conjunction with these service agreements, which would need to be considered under EITF 00-21? If yes, how are they accounted for? Separate from the Enterphone 2000 system service agreements, are any other products sold with services, other than the installation of the product itself, such as maintenance. If yes, what specifically are those other services, when are they provided and how are they accounted for under EITF 00-21? Also please provide in your response a draft of your proposed disclosure, which incorporates installation and arrangements that have multiple deliverables and their impact on revenue recognition.

2.   Please confirm for us as it relates to our comment 4 that in future filings you will
        include all the terms of options granted as required under SFAS 123R, paragraph
        A240.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief
Accountant, at (202) 551-3351 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3810 if you have
any other questions.

Sincerely,

Larry Spirgel
Assistant Director